UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _ )*

Invesco Russell 1000 R Dynamic Multifactor ETF **

(Name of Issuer)

Exchange Traded Fund

(Title of Class of Securities)

46138J619 **

(CUSIP Number)

May 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

** Massachusetts Mutual Life Insurance Company (“MassMutual”), an indirect corporate parent of OppenheimerFunds, Inc. (“OFI”) and its subsidiaries, sold OFI to Invesco Ltd. (“Invesco”) in a transaction that closed on May 24, 2019. As a result, investment discretion and voting rights previously exercised by OFI over its various mutual funds and other accounts has been transferred to Invesco. OFI no longer holds any disclosable position in the issuer and Invesco is including those interests in this filing.

CUSIP No.	46138J619

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Ltd. 98-0557567
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	27,296,128
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	27,296,128
	8. SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,296,128
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 84.1%
12.	TYPE OF REPORTING PERSON HC, IA

Item 1.

(a)

Name of Issuer
Invesco Russell 1000 R Dynamic Multifactor ETF

(b)

Address of Issuer's Principal Executive Offices

 Invesco Powershares Capital Mgmt LLC, 3500 Lacey Road, Suite 700, Downers Grove
  IL
   60515

Item 2.

(a)

Name of Person Filing

Invesco Ltd.

("Invesco Ltd.")

(b)

Address of Principal Business Office or, if None, Residence

 1555 Peachtree Street NE, Suite 1800, Atlanta
  GA
   30309

(c)

Citizenship

 Bermuda

(d)

Title of Class of Securities

 Exchange Traded Fund

(e)

CUSIP Number

 46138J619

Item 3.

If This Statement is Filed Pursuant to
Rule 13d-1(b), or 13d-2(b) or (c),
Check Whether the Person Filing is a:

(a)

[ ]

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)

[ ]

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

[ ]

Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[ ]

Investment Company registered under
Section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).

(e)

[X]

An investment adviser in accordance with
Rule 240.13d-1(b)(1)(ii)(E);

(f)

[ ]

An employee benefit plan or endowment fund in accordance with
Rule 240.13d-1(b)(1)(ii)(F);

(g)

[X]

A parent holding company or control person in accordance with
Rule 240.13d-1(b)(1)(ii)(G);

(h)

[ ]

A savings association as defined in
Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);

(i)

[ ]

A church plan that is excluded from the
definition of an investment company under
Section 3(c)(14) of the Investment Company Act
of 1940 (15 U.S.C. 80a-3);

(j)

[ ]

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:

Invesco Ltd.
, in its capacity as a parent holding company to its investment advisers, may be deemed to beneficially own

    27,296,128
 shares of the Issuer which are held of record by clients of

Invesco Ltd.
..

(b)

Percent of Class:

    84.1%

(c)

Number of shares as to which such person has:

(i)

sole power to vote or to direct the vote

27,296,128

(ii)

shared power to vote or to direct the vote

0

(iii)

sole power to dispose or to direct the disposition of

27,296,128

(iv)

shared power to dispose or to direct the disposition of

0

Item 5.

Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to
be the beneficial owner of more than five percent of the
class of securities, check the following:
[

]

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

  Invesco Advisers, Inc.
  is a subsidiary of
  Invesco Ltd.
  and it advises the Invesco Oppenheimer Global Allocation Fund GMAG US Equity
  which owns
  22.78%
  of the security reported herein.

  Invesco Advisers, Inc.
  is a subsidiary of
  Invesco Ltd.
  and it advises the Invesco Oppenheimer Port Series Mod Investor Fd PM Overlay
  which owns
  16.64%
  of the security reported herein.

  Invesco Advisers, Inc.
  is a subsidiary of
  Invesco Ltd.
  and it advises the Invesco Oppenheimer Port Series Active Alloc Fd PM Overlay
  which owns
  29.99%
  of the security reported herein.

  Invesco Advisers, Inc.
  is a subsidiary of
  Invesco Ltd.
  and it advises the Invesco Oppenheimer Port Series Growth Investor Fd PM Overla
  which owns
  12.72%
  of the security reported herein.

However, no one individual has greater than 5% economic ownership.
The shareholders of the Fund have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of securities listed above.

Item 7.

Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

Invesco Advisers, Inc.

Item 8.

Identification and Classification of Members of the Group.

 Not Applicable.  This schedule is not being filed pursuant to
Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(d).

Item 9.

Notice of Dissolution of Group.

 Not Applicable

Item 10.

Certification.

By signing below I certify that, to the best
of my knowledge and belief, the securities
referred to above

were acquired and are held
in the ordinary course of business and

were not acquired and are not held for the purpose
of or with the effect of changing or
influencing the control of the issuer of the
securities and were not acquired and are not held
in connection with or as a participant in any
transaction having that purpose or effect.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief,
            I certify that the information set forth in this statement is true, complete and correct.

Invesco Ltd.

                                By:  /s/

Nancy L. Tomassone

                                Date:

    June 10, 2019

                                Name:
    Nancy L. Tomassone

                                Title:
    Global Assurance Officer